EXHIBIT 16.1


Stonefield Josephson, Inc.
101 Montgomery St. Suite 1900
San Francisco, CA  94104


September 7, 2006


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Commissioners:

We have read the statements made by American TonerServ Corp., which we understand will be filed with the Commission, pursuant to item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated September 7, 2006 (copy attached). We agree with the following statement made in the first paragraph of Item 4.01 that on August 31, 2006: "Stonefield Josephson, Inc. resigned as the company's independent registered public accounting firm effective immediately." We also agree with the statements about our firm made in the second, third and fourth paragraphs of item 4.01. We have no basis to agree or disagree with other statements of the registrant contained therein.


Very truly yours,

/s/ Stonefield Josephson, Inc.

STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
San Francisco, CA